Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Pyrotree Inc.
6303 Owensmouth Avenue 10th Floor
Woodland Hills, CA 91367
https://webjoint.com/

Up to $4,097,864.70 in Class B Common Stock at $3.70
Minimum Target Amount: $9,998.04

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Pyrotree Inc.
Address: 6303 Owensmouth Avenue 10th Floor, Woodland Hills, CA 91367
State of Incorporation: NV
Date Incorporated: April 15, 2015

Terms:

Equity

Offering Minimum: $9,998.04 | 2,702 shares of Class B Common Stock
Offering Maximum: $4,097,864.70 | 1,107,531 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $3.70
Minimum Investment Amount (per investor): $499.50

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Previous Investors:

As you have previously invested in WebJoint, you are eligible for additional bonus shares. Previous investors will receive 25% bonus shares.

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 50% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 25% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 15% bonus shares.

Amount-Based:

$2500+ | Tier 1

Invest $2,500+ and receive WebJoint t-shirt + 5% bonus shares.

$5,000+ | Tier 2

Invest $5,000+ and receive a WebJoint t-shirt and hat + 25% bonus shares.

$10,000+ | Tier 3

Invest $10,000+ and receive a WebJoint t-shirt, hat, and windbreaker + 50% bonus shares.

$25,000+ | Tier 4

Invest $25,000+ and a WebJoint t-shirt, hat, windbreaker, and swag box + receive 75% bonus shares.

$50,000+ | Tier 5

Invest $50,000+ and receive a WebJoint t-shirt, hat, windbreaker, swag box, and a meeting with WebJoint Executives + 100% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Webjoint will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $3.70 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $370. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Previous Investors' Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

WebJoint is a B2B SaaS cannabis software company that leverages the power of technology to advance the cannabis delivery market. WebJoint provides cannabis deliveries integrated eCommerce, point-of-sale, and METRC-integrated inventory management tools to maximize operational efficiency, simplify legal compliance, and receive orders from cannabis brands. With over 1/3 of licensed and operating cannabis deliveries in California using the platform, WebJoint has built a fulfillment network of retailers across the state to enable brands and marketplaces to sell directly to consumers. Moreover, WebJoint became a multi-state operator in late 2021, now servicing cannabis delivery operators in Massachusetts and Maine, and is prepositioned to activate deliveries in Michigan, Utah, and New York.

Company Highlights

- Over 553,000 registered consumers with new consumer accounts growing at 31% YoY with over $244M in orders processed growing 51% YoY through the WebJoint platform.

- Revenues increased 74% from 2020 to 2021.

- Raised more than $3.3M since inception in 2014 from RedTape Ventures, angel investors, and a previous Reg. CF round StartEngine.

- WebJoint's patent-pending Dynamic Cannabis Delivery Platform can be easily implemented in other heavily regulated, compliance-focused industries.

Litigation: Schlanger v. Pyrotree, Inc., et al. (Los Angeles Superior Court, Case No. 21STCV06386) (the "Litigation"). In around August 2018, the Company hired Ms. Schlanger as its Customer Success Manager. When it became clear that Ms. Schlanger was unqualified for the position, she was terminated effective February 15, 2019. On February 17, 2021, Ms. Schlanger filed a lawsuit alleging fifteen causes of action, including but not limited to, discrimination, harassment, retaliation, wrongful termination, negligence, infliction of emotional distress, as well numerous wage and hour claims. The amount sought in damages is currently unclear. Based on the Company's analysis, the Company does not believe that Ms. Schlanger's claims have merit, and it intends to continue to contest the claims vigorously.

Competitors and Industry

Industry

The legal cannabis industry is one of the most exciting commodity markets to develop in our lifetimes, garnering significant attention from consumers, operators, and investors alike. According to New Frontier Data's "2022 U.S. Cannabis Report," as of the start of 2021, cannabis has been legalized in:

- 39 states plus the District of Columbia for Medical Use

- 19 states plus the District of Columbia for Adult-Use

- 74% (248 million people) of the U.S. population have access to legal cannabis in some form.

Moreover, the legal U.S. Cannabis Market is projected to hit $32 billion in retail cannabis sales in 2022. Of all legal states, California (WebJoint's home state) is leading the way, with an estimated $7.7 billion in legal cannabis sales by 2022.*

With the political, social, and cultural narratives on cannabis use changing, more states are expected to legalize it in the coming years, fueling expectations for a path to federal legalization in the United States. In fact, an April 2021 Pew Research Study concluded that more than 91% of Americans support the legalization of cannabis either medically or recreationally.**

The cannabis delivery market, more specifically, has gained significant traction due to the COVID-19 Pandemic. Due to a combination of cannabis retail being deemed essential and a push for people to stay at home during the pandemic, consumers relied on the convenience and safety of delivery to purchase cannabis. The pandemic forced states that previously did not have delivery, like Colorado, or newly legalized states like Massachusetts, to rethink their supply chain, fast-track legalization for cannabis delivery licenses, and implement cannabis delivery to meet the market demand. COVID-19 fast-tracked delivery dominance in cannabis by a few years.

In fact, California disclosed in February of 2021 that 54% of the state's cannabis consumers purchase their cannabis exclusively through delivery.***

Together, these factors combine to change the way consumers think about cannabis. As with most consumer goods, consumer buying patterns are becoming brand-centric and trending towards convenience. Consumer buying behaviors are also shifting towards eCommerce ordering with delivery fulfillment for cannabis.

Competitors

IndicaOnline and Meadow are the two main cannabis retail software competitors that also service cannabis deliveries. However, they primarily service brick-and-mortar dispensaries, which is a subset of the larger retail market. WebJoint is the only cannabis retail software that is both delivery-centric and is currently on the market.

What makes us different from our competitors is our dedication to the delivery niche and our delivery-first philosophy. Our decision to hyperfocus on the delivery market has enabled us to innovate software solutions that make cannabis delivery more efficient, scalable, and profitable for our customers.

Sources Used

* New Frontier Data's "2022 U.S. Cannabis Report" -

https://3324860.fs1.hubspotusercontent-na1.net/hubfs/3324860/Reports/NFD-2022USCannabisReport.pdf?

utm_campaign=2022%20U.S.%20Cannabis%20Report%3A%20Industry%20Projections%20%26%20Trends&utm_medium=email&_hsmi=207374451&9B-q0RCJ_za6Yu-kmjEVr0wkOHfNNvUPq8V1WTSJTMPqXGeZx8PvMEMtgjqr9WBxAdbUxCuc91fN6ijZvCdKiqhFwyJQ&utm_content=207374451&utm_source=hs_auto

** 2021 Pew Research Study: https://www.pewresearch.org/fact-tank/2021/04/16/americans-overwhelmingly-say-marijuana-should-be-legal-for-recreational-or-medical-use/

*** California Assembly Bill 1014 - Cannabis: Retailers: Delivery: Vehicles

https://leginfo.legislature.ca.gov/faces/billNavClient.xhtml?bill_id=202120220AB1014

Current Stage and Roadmap

Current Stage

WebJoint's Delivery Software Suite and Direct-to-Consumer technologies are currently live and in operation in the state of California. WebJoint has market penetration, with over 1/3 of licensed and operating cannabis delivery services in California, in addition to delivery operators in Maine and Massachusetts, using WebJoint to manage their business every day.

Future Roadmap

WebJoint's primary focus is to continue to build new delivery-specific software solutions and expand its software applications to other states. To put it simply, as more states legalize cannabis and realize the value of implementing delivery into their supply chain, WebJoint will be there to provide the software tools delivery operators need to succeed and maintain compliance with cannabis regulations. We aim to achieve this goal by building technology integrations with other cannabis companies serving cannabis retailers in other states.

The Team

Officers and Directors

Name: Christopher Dellolio

Christopher Dellolio's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO)
  Dates of Service: April 15, 2015 - Present
  Responsibilities: Oversee day to day operations and introduce the high level vision for the team to execute. The current salary is $65,000

Name: Hilart Abrahamian

Hilart Abrahamian's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: April 15, 2015 - Present
  Responsibilities: Operations, product, and customer support. The current salary is $65,000

Name: Michael Tanzer

Michael Tanzer's current primary role is with Red Tape Ventures. Michael Tanzer currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: November 17, 2017 - Present
  Responsibilities: Participate in board meetings which include a vote for high level direction of the company.

Other business experience in the past three years:

- **Employer:** Red Tape Ventures
  Title: CEO
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Run day to day operations, find investment opportunities in cannabis.

Name: Hooman Simon Lahijani

Hooman Simon Lahijani's current primary role is with Menus Enterprises llc AKA menu.com. Hooman Simon Lahijani currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member

Dates of Service: August 01, 2017 - Present
Responsibilities: Guide the company in making proper business decision

Other business experience in the past three years:

- **Employer:** Datassential Research
  Title: President and Co-founder
  Dates of Service: June 28, 1999 - September 15, 2019
  Responsibilities: Oversaw creation and growth of the company - Company was sold to a private equity Spectrum Equity.

Other business experience in the past three years:

- **Employer:** Collective Solution
  Title: President and Founder
  Dates of Service: August 13, 2001 - Present
  Responsibilities: As Board member helps the company make the corporate decision for growth and scalability.

Other business experience in the past three years:

- **Employer:** Menus Enterprises llc AKA menu.com
  Title: Founder and President
  Dates of Service: January 28, 2017 - Present
  Responsibilities: Product creation and scalability of the business

Other business experience in the past three years:

- **Employer:** Quadrant Properties
  Title: Managing Director
  Dates of Service: March 01, 2021 - Present
  Responsibilities: property entitlement

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares of Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares of Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for at least a period of one year in addition to any other restrictions. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares of Common Stock in the amount of up to $4,000,000 in this offering, and may close on any investments

that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that some products may never be used to engage in transactions. It is possible that the failure to release a potential product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage of some of our products. Delays or cost overruns in the development of our potential products and failure of the potential products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The shares of Common Stock that an investor is buying have no voting rights attached to them. This means that you will have no right in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on outside government regulations such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Pyrotree Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Pyrotree Inc. could harm our reputation and materially negatively impact our financial condition and business.

This is a new and unproven industry
The delivery market for cannabis is a new, dynamic, and changing, unproven market. Regardless of any current perceptions of the market,

it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to capitalize on a software backend delivery product, rendering our intellectual property worthless. The value of your investment could depreciate significantly.

Credit might not be available when we need it
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Christopher Dell'Olio	4,132,500	Class A Common Stock	35.2%
Hilart Abrahamian	3,882,500	Class A Common Stock	33.0%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Series A Preferred Stock, 2019 Convertible Notes, Options and RSU's, 2020 Convertible Notes, and 2021 Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,107,531 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 16,000,000 with a total of 8,579,412 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis, 11,993,791 shares, includes 8,579,412 shares of Class A Common Stock, 250,170 shares of Class B Common Stock, 1,764,706 shares of Series A Preferred Stock, and 1,399,503 shares of issued options and RSUs.

** Please also refer to the Amended and Restated Article of Incorporation attached as Exhibit F.*

Class B Common Stock

The amount of security authorized is 2,600,000 with a total of 250,170 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 11,993,791 shares, includes 8,579,412 shares of Class A Common Stock, 250,170 shares of Class B Common Stock, 1,764,706 shares of Series A Preferred Stock, and 1,399,503 shares of issued options and RSUs.

** Please also refer to the Amended and Restated Article of Incorporation attached as Exhibit F.*

Series A Preferred Stock

The amount of security authorized is 2,000,000 with a total of 1,764,706 outstanding.

Voting Rights

Voting rights: Voting rights: 2.1 General. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Articles, holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled, notwithstanding any provision of this Restated Articles, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "Bylaws").

Material Rights

Preemptive/ Pro-rata rights (Section 4.3)

Tag-along rights (Section 5.3)

Participation (Section 6)

Liquidation preferences (1x) (Article IV(B))

Conversion rights (1:1)(Article VI(B)(3)

Dividend rights (1:1)

Protective Provisions (Artilce IV(B))

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the Articles of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement at no greater than original cost);

(e) make any loan or advance to any person outside the normal course of business, including a corporate officer, director, employee and/or associate

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

(h) guarantee any indebtedness or incurring indebtedness outside the normal course business, but in no event in excess of $250,000

(i) increase the employee equity pool;

(j) sell, transfer, pledge or encumber a significant portion of technology or intellectual property. This shall not include licenses, brand partnerships, or partial transfers granted in the ordinary course of business or in line with Company objectives; or

(k) purchase or redeem or pay any dividend on any capital stock prior to the Preferred Stock.

The total number of shares outstanding on a fully diluted basis, 11,993,791 shares, includes 8,579,412 shares of Class A Common Stock, 250,170 shares of Class B Common Stock, 1,764,706 shares of Series A Preferred Stock, and 1,399,503 shares of issued options and RSUs.

** Please also refer to the Amended and Restated Article of Incorporation attached as Exhibit F.*

2019 Convertible Notes

The security will convert into Equity securities as defined in convertible note and the terms of the 2019 Convertible Notes are outlined below:

Amount outstanding: $706,783.00
Maturity Date: November 01, 2021
Interest Rate: 5.0%
Discount Rate: 15.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Conversion upon Qualified Financing of not less than $1,000,000

Material Rights

There are no material rights associated with 2019 Convertible Notes.

Options and RSU's

The amount of securities outstanding is 1,399,503.

Material Rights

The total number of shares outstanding on a fully diluted basis, 11,993,791 shares, includes 8,579,412 shares of Class A Common Stock, 250,170 shares of Class B Common Stock, 1,764,706 shares of Series A Preferred Stock, and 1,399,503 shares of issued options and RSUs.

2020 Convertible Notes

The security will convert into Equity securities as defined in convertible note and the terms of the 2020 Convertible Notes are outlined below:

Amount outstanding: $125,000.00
Maturity Date: December 16, 2022
Interest Rate: 5.0%
Discount Rate: 15.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Conversion upon Qualified Financing of not less than $1,000,000.

Material Rights

There are no material rights associated with 2020 Convertible Notes.

2021 Convertible Notes

The security will convert into Equity securities as defined in convertible note and the terms of the 2021 Convertible Notes are outlined below:

Amount outstanding: $160,000.00
Maturity Date: December 02, 2023
Interest Rate: 5.0%

Discount Rate: 15.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Conversion upon Qualified Financing of not less than $1,000,000

Material Rights

There are no material rights associated with 2021 Convertible Notes.

What it means to be a minority holder

As a minority holder of shares of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $902,132.15
  Number of Securities Sold: 250,170
  Use of proceeds: Working Capital
  Date: December 13, 2021
  Offering exemption relied upon: Regulation CF

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,500,000.00
  Number of Securities Sold: 1,764,706
  Use of proceeds: Salaries and Product Development
  Date: November 10, 2017
  Offering exemption relied upon: Rule 701

- **Type of security sold:** Convertible Note
  Final amount sold: $706,783.00
  Use of proceeds: Working capital
  Date: January 11, 2021
  Offering exemption relied upon: Rule 701

- **Type of security sold:** Convertible Note
  Final amount sold: $125,000.00
  Use of proceeds: Working capital
  Date: December 16, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $160,000.00

Use of proceeds: Working capital
Date: December 02, 2023
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

We have continued to see tremendous growth in revenue in 2021. We ended the 2021 year with about $815,000 vs. $469,000 in 2020.

This was led by multiple factors. For one, the need for delivery software is growing at a rapid pace. New states are opening up delivery legislation month after month, and we believe we're the best positioned in this niche.

Two, we found really strategic partners that are relying on our software to grow into new states. They've helped us enter into new markets, and even paid for us to build custom software that has been necessary to their business.

Three, by expanding our software offering we've been able to charge even higher SaaS fees to our existing customer base.

Cost of Sales

Our Cost of Sales grew slightly in 2021. We ended the 2021 year with ~$124,000, compared to $80,000 in 2020, mainly due to increased Customer Support staffing costs as well as a higher hosting bill with AWS.

As we scale and bring on more customers, our hosting bill will always increase slightly. However, with our current Customer Support staff, we're expecting to be able to maintain the incoming workload without any new hires in this department in 2022.

Gross Margins

In 2020 we saw a gross profit of about $388,000, with a margin of about 83%. In 2021, our gross profit was $692,000 with a margin of about 85%.

This was well expected, and will probably be the range of our profit margin for years to come. As we gain more customers, we have to increase the Cost of Sales slightly, but as a software company, we have the luxury of really high-profit margins.

Expenses

Our goals were different in 2020 vs. 2021.

2020 was a year in which we really tried to minimize our spending. With the COVID-19 Pandemic, things were really uncertain, so we wanted to see if we could still execute with bare-bones expenses. Also because of COVID, we were able to cut a lot of expenses such as in-person events, office rent, etc. We ended the year with about $664,000 in expenses.

2021 was an expensive year for us; it was a year to push on the gas pedal and see how far we could go. We had a lot of expenses related to marketing for our previous StartEngine offering, which paid off and led to us raising over $787,763.34 in investments. We also had a lot of expenses related to growing our development team, which also paid off with almost $900,000 in revenue. We ended the year with about $1,175,000 in expenses.

Historical results and cash flows:

Our current growth trajectory as well as our expenses are a solid representation of what to expect from WebJoint in the coming years. As far as revenue goes, we're literally in the middle of a rising wave with cannabis delivery. In a "post-COVID world," delivery is no longer an afterthought and new markets are opening as we speak.

We plan on maintaining our lead as a market leader and have lined up what we believe are the best partners to enter into these new markets with. Partners that are relying on us specifically to help them with delivery features.

We can keep certain capital expenditures low through these partnerships since we are able to leverage their sales and marketing teams as our own. However, there is still investment required to fund marketing for our StartEngine campaign. And to remain a market leader, we need to continuously invest in our software. This means more costs related to product management, UX/UI, and development.

Once this rapid growth phase slows down, and the market settles with delivery, we won't need to be as aggressive with fundraising or development and can start to take profits.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The capital resources that are currently available to the Company are:

Cash on hand: ~ $226,000

StartEngine Deposit hold: ~ 45,511.03

Accounts receivable: ~ $96,900

We have no existing lines of credit, or loans from shareholders.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

At this point, the funds from this campaign aren't critical to our survival, but will be mainly used for growth into new markets. The Company is able to sustain itself through our SaaS revenue and Custom Project revenue.

In terms of other capital resources available: we have a non-binding terms sheet with a VC group for a $1M equity investment. We also have several other groups that have expressed interest in making a new investment, or expanding on their existing positions.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the company, but they are necessary for the growth of the company. We could sustain this company and grow very slowly, as much as our profits would allow. Or, we can raise funds, and grow much faster and on pace with the speed the cannabis delivery market is currently growing.

Our current revenue is necessary to sustain the company, and as such, we don't see much profit at the end of the year. As a result, we have opportunities to raise large amounts of capital through private accredited investors, though we prefer to go the crowdfunding route.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

In a worst-case scenario, if we were to only raise the minimum amount of $10,000, we'd have $367,900 (current capital resources + $10,000). Our expenses are around $85,000 per month, and our recurring SaaS revenue is around $40,000 (omitting revenue generated from Custom Projects). As a result, this gives us approximately 8.4 months of runway.

In a more realistic model, we should also include our revenue generated from Custom Projects which is a large part of our business. Our average monthly revenue in 2021, including custom projects, is $72,400. With this model at our minimum fundraising goal, we have approximately 29.2 months of runway.

How long will you be able to operate the company if you raise your maximum funding goal?

Our maximum funding goal is $4,000,000. Based on our roadmap, we anticipate our expenses to rise to about $150,000 per month at our maximum fundraising goal in order to hire additional staff. This increased expense allows us to scale our team across development, customer support, and sales departments as we expand the company's service offering to other states.

At our offering maximum, we may minimize our Custom Projects in order to focus on our recurring SaaS revenue. With this modeling at our offering maximum, we have approximately 39.6 months of runway.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

There could be future capital raises, in the form of more traditional venture capital. We could take new money from VC firms if it was strategic capital that helps us grow into new markets.

Moreover, we can take on more Custom Projects to make capital available to our company without giving away equity. Our customers are always interested in building new software or websites to grow their business.

Our goal in general is only to take on capital for growth, instead of needing capital to just sustain.

Indebtedness

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $44,377,026.70

Valuation Details:

The $44,377,026.70 pre-money valuation takes into account our 2021 revenue, as well as our growth trajectory. We also took into consideration the valuation for our pending patent (as approved by our board), and the strategic value of having access to the largest cannabis delivery/fulfillment network in California.

In 2021, the Company did over $815,000 in revenue, which was a ~75% growth from the previous year. If we continue the same trajectory we believe should be able to hit around $1,426,000 in revenue in 2022. The Board has agreed to the following formula: 2021 revenue + 2022 projections, divide the total by 2, and multiply by 20 (a common multiple in cannabis and/or software) to arrive at a value of approximately $22,410,000.

We then agreed upon a value of $10M for our pending patent for our in-transit delivery technology. This patent will also protect this style of delivery management and dispatching when used in heavily regulated industries such as pharmaceutical and liquor deliveries, as well as emerging markets in limited apparel and the influencer economy.

The final valuation variable is our cannabis fulfillment network. There are currently more than 1300 vehicles used for cannabis delivery on the road. These vehicles are owned and operated by the clients who use our software. However, in the cannabis industry, you cannot 1099 or hire drivers as contractors -- you need to employ them with benefits, insurance, etc. Therefore the cost of having a driver on the road with cannabis inventory in the vehicle would require licensing, paying for vehicles, paying drivers' salaries, and more. However, with each of our clients opting into our fulfillment network, they have signed and agreed to allow our company to utilize this network, and the only way this is possible is because we are the technology that provides their infrastructure and inventory management.

Keep in mind that each vehicle can legally roll around with $5,000 of inventory in each vehicle. With that being said, WebJoint can now access more than 1300 vehicles. If you multiply the 1300 vehicles by $5,000 (inventory in each vehicle) this gives us access to $6.5m in rolling inventory at our disposal at any given moment. With each driver doing a minimum of 6-hour shifts at $15/hour, this equals $3.5M in monthly salaries that we have the ability to access without having to pay those salaries. Moreover, we value our clients' retail operational costs (licensing fees, employment insurance, etc.), collectively, at approximately $1.5M. We give ourselves 8.3% of the yearly salary value (1 out of 12 months) added to our value as we can now provide this fleet to our clients at a fraction of the cost without them needing to pay hundreds of thousands, if not millions of dollars for similar or partial coverage.

Tally:

Revenue & Projections: $22,410,000

Patent Pending Value: $10,000,000

Value of Retail Overhead Operations: $1,500,000

Fulfillment Network Inventory Value: $6,500,000

Fulfillment Network Salary Value: $3,500,000

The Company set its valuation internally without a formal-third party independent evaluation.

The total number of shares outstanding on a fully diluted basis, 11,993,791 shares, includes 8,579,412 shares of Class A Common Stock, 250,170 shares of Class B Common Stock, 1,764,706 shares of Series A Preferred Stock, and 1,399,503 shares of issued options and RSUs.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $991,783 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.04 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Working Capital*
  94.5%
  Funds delegate to have on hand in the event of new states legalizing cannabis.

If we raise the over allotment amount of $4,097,864.70, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  9.5%
  Budget towards SEO, marketing campaigns, and live events.
- *Company Employment*
  30.0%
  Funds would be delegated towards expanding our staff across Customer Success and Sales departments.
- *Working Capital*
  25.0%
  Funds delegated to have on hand in the event of new states legalizing cannabis that require rapid expansion to that region.
- *Research & Development*
  30.0%
  These funds would be delegated to further developing our software as we expand to other cannabis delivery-friendly states.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://webjoint.com/ (webjoint.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/webjoint

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Pyrotree Inc.

[See attached]

PYROTREE INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S AUDITOR REPORT

To the Board of Directors
Pyrotree Inc.
Los Angeles, California

Opinion

We have audited the financial statements of Pyrotree Inc., which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Pyrotree Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Pyrotree Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Pyrotree Inc.'s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Pyrotree Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Pyrotree Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 1, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	357,455	$	14,033
Prepaids and other current assets		57,689		1,771
Total current assets		**415,144**		**15,804**
Property and Equipment, net		3,643		0
Security Deposit		-		-
Total assets	**$**	**418,787**	**$**	**15,804**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current portion of Promissory Note	$	-	$	56,617
Current portion of Convertible Note		831,783		706,783
Deferred revenue		15,230		11,894
Other current liabilities		92,127		93,233
Total current liabilities		**939,140**		**868,527**
Convertible Notes		160,000		125,000
Promissory Note		-		27,111
Total liabilities		**1,099,140**		**1,020,637**
STOCKHOLDERS EQUITY				
Common Stock		858		858
Common Stock - Class B		24		-
Preferred Stock		17,647		17,647
Additional Paid in Capital		2,452,495		1,580,103
Equity Issuance Costs		(113,237)		-
Treasury Stock		(41,563)		(41,563)
Retained earnings/(Accumulated Deficit)		(2,996,577)		(2,561,879)
Total stockholders' equity		**(680,353)**		**(1,004,833)**
Total liabilities and stockholders' equity	**$**	**418,787**	**$**	**15,804**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 815,966	$ 468,683
Cost of revenues	123,765	80,703
Gross profit	692,201	387,980
Operating expenses		
General and administrative	885,943	542,567
Sales and marketing	288,526	121,921
Total operating expenses	1,174,469	664,487
Operating income/(loss)	(482,268)	(276,507)
Interest expense	49,589	37,131
Other Loss/(Income)	(97,159)	(7,496)
Income/(Loss) before provision for income taxes	(434,698)	(306,143)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (434,698)**	**$ (306,143)**

See accompanying notes to financial statements.

PYROTREE INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock		Common Stock - Class B		Preferred Stock		Additional Paid in Capital	Equity Issuance Costs	Treasury Stock	earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount					
Balance—December 31, 2019	8,550,000	$ 855	-	$ -	1,764,706	$ 17,647	$ 1,562,101		$ (41,563)	$ (2,255,736)	$ **(716,696)**
Exercise of Options	29,412	3					1,835		-		1,838
Sharebased Compensation							16,167				16,167
Net income/(loss)										(306,143)	(306,143)
Balance—December 31, 2020	**8,579,412**	**$ 858**	**-**	**$ -**	**1,764,706**	**$ 17,647**	**$ 1,580,103**		**$ (41,563)**	**$ (2,561,879)**	**$ (1,004,833)**
Issuance of Common stock - Class B			**242,421**	**$ 24**			**$ 856,225**	(113,237)			743,012
Exercise of Options											-
Sharebased Compensation							16,167				16,167
Net income/(loss)										**$ (434,698)**	(434,698)
Balance—December 31, 2021	**8,579,412**	**$ 858**	**242,421**	**$ 24**	**1,764,706**	**$ 17,647**	**$ 2,452,495**	**$ (113,237)**	**$ (41,563)**	**$ (2,996,577)**	**$ (680,353)**

See accompanying notes to financial statements.

PYROTREE INC.

STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(434,698)	$	(306,143)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		278		229
Shared Based Compensation		16,167		16,167
PPP loan forgiveness		(81,332)		-
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		(55,918)		15,277
Deferred revenue		3,337		4,239
Other current liabilities		(1,106)		62,069
Security deposit		-		3,400
Net cash provided/(used) by operating activities		**(553,273)**		**(204,762)**
CASH FLOW FROM INVESTING ACTIVITIES				
PPE purchases		**(3,920)**		
Net cash provided/(used) by investing activities		**(3,920)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		743,012		-
Borrowing on Convertible Notes		160,000		118,783
Borrowing on Promissory Note		-		81,332
Repayment on Promissory Note		(2,396)		(5,000)
Exercise of Options		-		1,838
Net cash provided/(used) by financing activities		**900,616**		**196,953**
Change in cash		343,423		(7,809)
Cash—beginning of year		14,033		15,626
Cash—end of year	**$**	**357,456**	**$**	**7,817**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Pyrotree Inc. was formed on April 15, 2015, in the state of Nevada. The financial statements of Pyrotree Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

PyroTree Inc. is a software solutions firm specializing in custom point-of-sale solutions and inventory management platforms. Our platforms are versatile and allow many vendors to manipulate and integrate with our API's, delivering a unique experience for all industry specific management software.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes.

The estimated service lives for property and equipment are as follows:

Category	Useful Life
Plant, property and equipment	5-7 years
Leashold Improvements	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the

services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the charging its customer user fees for the use of its platform. In certain cases, the Company might receive customer payment upfront for an annual contract or a monthly contract that runs over reporting period. In those cases, the portion of the service obligation that has not been satisfied is recorded as a deferred revenue.

Cost of Revenue

Costs of revenues include the cost of support payroll, support dues, subscription, web hosting, domains, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $288,526 and $121,921, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 1, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

Prepaids and other current assets		
As of December 31,	**2021**	**2020**
Prepaid expenses		
Other current assets	$ 57,689	$ 1,771
Total Prepaids and other current assets	**$ 57,689**	**$ 1,771**

Other current liabilities consist of the following items:

Other Current Liabilities:		
As of December 31,	**2021**	**2020**
Accrued interest expenses	$ 92,610	$ 43,021
Accrued Expenses	(483)	34,517
Payroll liabilities	-	15,695
Total Other Current Liabilities	**$ 92,127**	**$ 93,233**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	**2021**	**2020**
Computers & Equipment	$ 8,162	$ 4,241
Leashold Improvements	3,985	3,985
Property and Equipment, at Cost	-	8,226
Accumulated depreciation	(8,504)	(8,226)
Property and Equipment, Net	**$ 3,643**	**$ -**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $278 and $229, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,500,000 shares of Common Stock at par value of $0.0001. As of December 31, 2021, and December 31, 2020, 8,579,412 shares and 8,579,412 shares have been issued and are outstanding.

Common Stock – Class B

The Company is authorized to issue 2,000,000 shares of Common Stock Class B at par value of $0.0001. As of December 31, 2021, and December 31, 2020, 242,421 shares and 0 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 2,000,000 shares of Preferred Stock with $0.01 par value. As of December 31, 2021, and December 31, 2020, 1,764,706 shares and 1,764,706 shares of preferred shares have been issued and are outstanding.

6. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,450,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021	2020
Expected life (years)	5.00	5.00
Risk-free interest rate	0.48%	0.29%
Expected volatility	60%	60%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$	-	-
Granted	822,767	$	1.00	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2020	822,767	$	1.00	6.75
Exercisable Options at December 31, 2020	274,256	$	1.00	6.75
Granted	11,000	$	1.00	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2021	833,767	$	1.00	5.67
Exercisable Options at December 31, 2021	548,511	$	1.00	5.67

Stock option expense for the years ended December 31, 2021 and December 31, 2020 was $16,167 and $16,167 respectively.

7. DEBT

Promissory Notes & Loans

On September 17, 2018 the Company entered into a Secured Promissory Note in the amount of $21,563 with Green Equity Media LLC. The Company also received and a PPP loan for an amount of $81,332 from Chase Bank. The details and terms of the Company's loans are as follow:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP loan	$ 81,332	0.98%	6.4.2020	4.6.2022	$ -	$ -	$ -	$ -	$ -	$ 531	$ 531	$ 54,221	$ 27,111	$ 81,332
Secured Promissory Note	$ 21,563	10.00%	17.9.2018	30.9.2020	$ -	$ -	$ -	$ -	$ -	$ 740	$ -	$ 2,396	$ -	$ 2,396
Total					$ -	$ -	$ -	$ -	$ -	$ 1,271	$ 531	$ 56,617	$ 27,111	$ 83,728

The Secured Promissory Note was entered into by the Company to finance the purchase of its stock back from Green Equity Media LLC.

The Payroll Protection Program ("PPP") loan is fully forgiven on March 29, 2021 together with the accrued interest.

Convertible Note(s)

During 2019-2021, the Company entered several Promissory Convertible Notes agreements with certain lenders for an aggregate amount of $991,783. The details and terms of the convertible notes are as follow:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2019 Convertible Notes	$ 706,783	5.00%	Fiscal Year 2019	11. 1. 2021	35,339	35,339	706,783	-	706,783	35,339	35,339	706,783	-	706,783
2020 Convertible Notes	$ 125,000	5.00%	Fiscal Year 2020	16.12.2022	6,250	6,250	125,000	-	125,000	521	521	-	125,000	125,000
2021 Convertible Notes	$ 160,000	5.00%	16.12.2020	2. 12. 2023	8,000	8,000	-	160,000	160,000					
Total					$ 49,589	$ 49,589	$ 831,783	$ 160,000	$ 991,783	$ 35,860	$ 35,860	$ 706,783	$ 125,000	$ 831,783

The convertible notes are convertible into common shares at a conversion price. The conversion price is defined as equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.85, and (ii) the quotient resulting from dividing $15,000,000 by the number of outstanding shares of Common Stock of the Company as of the date of the Note. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (129,260)	$ (93,162)
Valuation Allowance	129,260	93,162
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (882,176)	$ (752,917)
Valuation Allowance	882,176	752,917
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,356,355, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,955,671. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 1, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $433,176, an operating cash flow loss of $518,273, and liquid assets in cash of $357,455, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

WebJoint

Cannabis Delivery Software


webjoint
The world's leadin
cannabis delivery
software.
11 Current Order
Average Performance
+134.35%

Website | Woodland Hills, CA | E-COMMERCE

$0.00 raised

$902,132 previously crowdfunded

0 Investors	**$44.4M** Valuation
$3.70 Price per Share	**$499.50** Min. Investment
Common Shares Offered	**Equity** Offering Type
$4.1M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

WebJoint is a leader in the field of cannabis delivery software, currently serving more than a third of licensed and operating cannabis deliveries in California. In a blooming industry that is expected to grow to $176 billion in retail sales by 2030, this company has processed more than $244 million worth of orders in California, Massachusetts, Maine, and Michigan, while continuing to expand its operations to all legalized cannabis states.

Overview | Team | Terms | Updates | Comments | Follow

REASONS TO INVEST

- **Proven concept:** More than a third of currently operating cannabis delivery companies in California use WebJoint to manage their business operations.
- **Exploding industry:** The cannabis market is expected to reach $176 billion by 2030, with delivery being the fastest-growing segment.* Thanks to our investors, WebJoint is now a multi-state operator, processing delivery transactions in California, Massachusetts, Maine, and Michigan. Our revenue has grown ~74% since launching our previous raise.
- **Strong partnerships:** WebJoint has strong partnerships with Weedmaps, Cova, KindTap, and Happy Cabbage to support cannabis deliveries nationwide.

*Market statistics provided by BusinessWire (source)

OVERVIEW

WebJoint: Because cannabis doesn’t need to be so complicated

Whether you’re trying to buy a bit of bud or sell it, the legal cannabis industry can be cloudy. But why is it so difficult to work with a product that so many people seem to want?

It turns out, it doesn’t have to be. Since entering the scene in 2017, WebJoint has clarified the process for everyone, from cannabis brands to retail delivery services and consumers.


webjoint
Over $244M in orders processed
growing 71% year-over-year
through the WebJoint platform.

We believe that’s the real value of our innovative eCommerce and inventory management software—although the $244 million in orders processed to date is nothing to scoff at, either. Nor is the fact that we’re operating in a market projected to reach $176 billion by 2030.*

**Market statistics provided by BusinessWire (source)*

THE PROBLEM

The cannabis industry is difficult to navigate for consumers and retailers alike

Due to restrictive state regulations and the youth of the legalized cannabis industry, the market lacks a direct-to-consumer sales infrastructure.

Part of the issue is that rather than being able to sell directly to consumers, cannabis brands are required to sell via a middleman: licensed retailers.


webjoint
The Direct-to-Consumer Issue
Brands have marketing dollars and loyal consumer bases in the tens of thousands, but cannot fulfill the order without a retail license.
Retailers do not have the same marketing power as brands, but are the only ones who can fulfill orders.
Consumers know what brands they want, but don’t know which retailer to purchase from as inventory, availability, and pricing may vary.

It’s a convoluted system wherein cannabis brands are disconnected from their customer base, and retail delivery services struggle to keep track of delivery orders while also maintaining compliance with state regulations.



Verify to continue
I'm not a robot
reCAPTCHA
Privacy - Terms

The end result? Consumers often find it remarkably difficult to find and purchase the specific product they want to have delivered to their door.

THE SOLUTION

Cultivating a nascent delivery market

The solution, to us, was simple: Build a scalable Direct-to-Consumer infrastructure with a network of cannabis delivery services. Streamline the buying, selling, and delivery processes to benefit everyone.



webjoint
Direct-to-Consumer Platform
WORKFLOW
Consumer
PLACES ORDER
ORDER DELIVERED
Brand
Accepts order on their own website by using WebJoint's ecommerce technology.
WebJoint
Our software dispatches the order to the retailer nearest to the customer.
Retailer
Fulfills and delivers the order on behalf of the brand.

THE MARKET

Cannabis is growing (and growing and growing) as legalization takes over more states

The global legal cannabis market was estimated to be worth $25.6 billion in 2021, and it's expected to grow to $176 billion by 2030.*

**Market statistics provided by BusinessWire (source)*



webjoint
$176 Billion
Projected value of global cannabis market by 2030.
Source: BusinessWire
OPEN

(source)

Delivery is being adopted at a much higher rate than previously expected. California estimates that **over 54% of the state's consumers now order cannabis EXCLUSIVELY through delivery**.*

**Information provided by CA.gov, Section 1(a) (source)*


54% of consumers in California purchase cannabis exclusively through delivery.
webjoint

(source)

Furthermore, the effects of COVID-19 have accelerated the industry's transition to a **delivery-dominated market**, with delivery being **the fastest-growing segment** of the industry.*

**Information provided by Marijuana Business Daily and PR Newswire (source, source)*


webjoint
+300%
increase in cannabis delivery orders since the COVID-19 pandemic began.
Source: Forbes

OUR TRACTION

We're already a commanding force in the California canna-business

Since launching in 2017, we've built the largest network of cannabis delivery services in California and become the market leader in the cannabis delivery software niche. Now, more than a third of licensed and operating cannabis deliveries use WebJoint to manage their businesses every day.

Presently, our focus is on leveraging this network to enable direct-to-consumer cannabis sales and expand this technology to delivery-enabled states nationwide.


Over 553,000 registered consumers on the WebJoint platform with new consumer accounts growing at 31% year over year.
webjoint

Our most recent numbers:

- 553,000 retail cannabis customer accounts created
- Average Ticket Price of $81.89
- 116.99% YoY increase in orders delivered through our platform from 2020 to 2021
- More than $244 million in orders processed
- ~71% YoY increase in volume of orders processed
- Over 3 million orders completed in California, Maine and Massachusetts


webjoint
+74%
growth in revenue between 2020 & 2021.


Verify to continue
I'm not a robot
reCAPTCHA
Privacy - Terms

WHAT WE DO

Two products that work together to simplify online ordering

Delivery Software Suite

Our flagship product is an eCommerce and inventory management software for cannabis delivery services. It manages customers and staff, provides sales reports and analytics, creates delivery zones, and tracks drivers.

Importantly, this software is certified by and integrated with METRC, the leading seed-to-sale tracking software in the United States, allowing us to automate operators' compliance with state regulations.

Direct-to-Consumer Platform

Our cannabis marketplace eCommerce technology empowers anyone (cannabis brands, influencers, celebrities) to leverage our delivery network and enable direct ordering from any website -- all without needing to invest in physical inventory or acquire a cannabis license.

When a customer places an order, that order is simply dispatched to the closest retail delivery service for fulfillment.

This platform creates an ecosystem that:

- Makes it easy for cannabis brands to market directly to their customers and enable direct online ordering
- Improves the end-user experience by making it easier to find and order popular cannabis products
- Increases revenues for cannabis delivery services with customer orders sent from marketplace websites


Our Partners
weedmaps
COVA
KindTap
happy cabbage
ANALYTICS

THE BUSINESS MODEL

Software fees drive our delivery service

For our Delivery Software Suite, we collect a SaaS fee from cannabis delivery operators, based on the number of retail orders they process per month. Additional fees within the Delivery Software Suite include customer notifications via text, delivery tasks, and digital payment processing.

For our Direct-to-Consumer platform, we collect a SaaS fee from marketplace customers based on the number of cannabis delivery services they want to connect to. We also collect a flat rate service fee for every customer order sent to the retailer using our Direct-to-Consumer platform.

HOW WE ARE DIFFERENT

Providing highly scalable cannabis delivery that is more efficient—and profitable

WebJoint's competitive edge comes from the depth of our delivery data: we know exactly what products are being moved through our system, in every delivery vehicle across the entire state.

This knowledge allows us to discover top-selling products and make them available to consumers across the state. From the small mom-and-pop shop to the full-scale delivery service, any operation can log in to WebJoint and grow their business with our technology.

This opens up the door for anyone, especially high-traffic individuals (celebrities, influencers, cannabis brands), to start their own cannabis eCommerce shop and generate revenue.

THE VISION

Blazing our way across the U.S.

We've established a scalable and proven business model in California. Over the next several years, our plan is to expand this model to every delivery-capable cannabis state in the country.


webjoint
1/3+
of California's licensed deliveries use WebJoint

We seek to continue innovating within the delivery software niche, as well, eventually entering additional markets with our patent-pending technology. Few industries exist that have as many regulations as cannabis—which is why we believe the technology we've created can benefit other industries in need of solutions for overcoming compliance and regulatory challenges large and small.


webjoint
We are prepositioned for deliveries in
New York, Utah, and New Mexico

OUR LEADERSHIP

Founders are trailblazers in the California cannabis industry

What began as nothing more than two tech-savvy teens building websites for cannabis retailers has grown into an industry game changer. Now, Christopher Dell'olio, CEO, and Hilart Abrahamian, COO, leads a team composed of six other administrators in sales, marketing, customer success, and product development, as well as 12 full-time developers.

WebJoint already manages more than a third of all operating cannabis deliveries in the state, and we are eager to show our investors just how much more we can accomplish with their capital.

WHY INVEST

Capitalize on cannabis before it's too late

WebJoint is in the unique position of being a leader in a nascent industry that we have no doubt is only going to keep growing at a rapid pace.


Verify to continue
vimeo
I'm not a robot
reCAPTCHA
Privacy - Terms

If (or as we believe, when) cannabis becomes legalized throughout the U.S., will you regret not investing in WebJoint when you had the chance?


Capital Raised to Date
$3.3 Million
webjoint

In the Press

Forbes BENZINGA

SHOW MORE

Meet Our Team



Christopher Dellolio

Co-Founder/Chief Executive Officer (CEO)

Christopher Dell'Olio is a 27-year-old entrepreneur with a passion for the cannabis industry. He is currently the CEO and co-founder of WebJoint, one of the leading cannabis delivery platforms on the market. After spending almost a decade developing web applications and software for his own startups, Chris knows what true innovation, security, and scalability consist of-and it's not about being the unicorn of cannabis software or being first to market. It's about truly connecting, creating a community, and being the most passionate while maintaining execution.

Chris started developing web apps at the age of 14, sold his first startup by the age of 17 and co-founded WebJoint by the age of 19.



Hilart Abrahamian

Co-Founder/Chief Operating Officer (COO)

Hilart Abrahamian is the co-founder and COO of WebJoint. He's a serial entrepreneur that has founded multiple businesses that have left a lasting impression in their respective industries. Through these previous business ventures, he has built up over 8 years of extensive experience in business administration, branding, and product management.

Today, Hilart spearheads operations and product at WebJoint. He works closely with the CTO to ensure WebJoint is outputting a quality product with a solid user experience. Simultaneously, he is working alongside the CEO to ensure that WebJoint is being strategic with the value we provide to the cannabis industry.

Hilart is an entrepreneur at heart, enjoying it both as a profession and a hobby. However, in his free time he likes to hit the gym, make art, travel, and spend time with friends and family. He looks up to high-output entrepreneurs that have found success against all odds.



Adam Cesarevic

Chief Technology Officer (CTO)

Adam Cesarevic is the Chief Technology Officer at WebJoint.

Tasked with the technical integrity of the platform, Adam leads WebJoint's development team to create some of the best cannabis delivery software solutions available on the market. Through his leadership, Adam has been able to weave together the vision of WebJoint and the complex problems delivery operators face every day, to create solutions with technology.



Michael Tanzer

Board Member

Michael Tanzer is an investor and entrepreneur who currently sits on the Board of Directors for WebJoint. Leading WebJoint's Series A Round with RedTape Ventures in 2017, Michael focuses his investments on the crossroads of cannabis and technology. His accolades consist of not only co-founding RedTape Ventures, but also include him co-founding CaliStripe, an award-winning cannabis concentrate brand based in California. Michael's takes pride in bringing good people together to do great things!



Hooman Simon Lahijani

Board Member

Hooman Lahijani is a serial entrepreneur who currently sits on the Board of Directors for WebJoint. Having previously co-founded multiple technology companies with successful exits, Hooman understood the impact technology could have on the growing cannabis industry, becoming one of WebJoint's earliest investors as a result. In addition to sitting on WebJoint's Board of Directors, Hooman is currently building his next ventures: Menu.com and Dishzilla.



Daltry Martin

Director of Sales

Daltry Martin is the Director of Sales for WebJoint. One of WebJoint's first hires, Daltry joined the company in January of 2016. Since then, Daltry has played a huge role in helping delivery operators identify the issues they face within the cannabis industry and positioning WebJoint as the solution to their problems and growing their business.

As an integral part to the company's operations, Daltry's responsibilities as the Director of Sales extends to business development across key industry partnerships and identifying new markets for WebJoint to expand into.

Daltry is currently focused on expanding WebJoint into new markets on the east coast of the United States, as well as expanding WebJoint's applicability into the dispensary market through partnerships with multiple dispensary POS systems.

Aside from WebJoint, Daltry is a native of Tennessee and is passionate about producing music.



Jonathan Mohon

Product Manager

Jonathan Mohon is a software engineer and technician at WebJoint. As the product manager, he acts as a liaison between the customer support team and the development team to bring cutting-edge features to the platform. Jonathan is also a highly skilled web designer, and has completed many of the websites that are used by a variety of WebJoint clients.

Jonathan has worked with large companies, including Samsung, Edison, and Verizon Wireless, among others, and has added many technological tools to his belt. You can expect a can do attitude from Jonathan, who will never shy away from a challenge.

Jonathan enjoys various creative endeavors when not working at Webjoint such as music composition, game design and blockchain technology projects. Jonathan is originally from Missouri. He moved to Los Angeles at age 20 to pursue his dreams.



Antonio Javiniar

Head of Marketing

Antonio Javiniar is the Head of Marketing at WebJoint. Antonio joined the WebJoint team in 2018 as the company's first marketing hire, responsible for building the marketing department and its initiatives from the ground up.

Today, Antonio develops, manages, and scales multi-channel B2B marketing campaigns for WebJoint. With his passion for cultivating relationships through thoughtful, well-curated content, Antonio has helped WebJoint grow to be the leading cannabis delivery software provider in California. Since entering the cannabis industry, he has also served as the Executive Director for the California Cannabis Awards and the Producer of WebJoint's documentary series, Social Equity: Up in Smoke. He currently sits on Social Equity LA's Board of Directors as a board advisor.

When he's not building the coolest cannabis delivery software company ever, Antonio likes to spend his time as a film photographer, falling as a rock climber, and as a dog dad to his Siberian Husky, Atticus.



Alvaro Wong

Creative Director

Alvaro is the Creative Director at WebJoint in charge of all things branding and media production. With years of experience as a director and cinematographer, he gives professional look and feel to all the content WebJoint creates. If you've received promotional materials, like our gift box, software booklet, or a PDF copy of our sales deck, the chances are Alvaro designed it. Visual story-telling through design and video has been a core of marketing strategy and Alvaro has been at the forefront of it. On a personal level, Alvaro is a proud dog dad and a car enthusiast. When he's not on set, he's racing cars at Willow Springs.



Jay Wigodsky

Director of Customer Success

Jay Wigodsky is WebJoint's Director of Customer Success. His primary duties at WebJoint are to ensure a smooth onboarding with WebJoint's software while guiding cannabis retail operators along a path of compliant growth within state-specific regulations.

Tasked to help both new and experienced operators navigate the complex intersection of cannabis regulations and technology, Jay is the primary point of contact for retail operators using WebJoint.

Born and raised in Los Angeles, he has witnessed the paradigm shift in cannabis culture and looks to contribute by providing astute guidance which connects all sectors of the industry. In addition to his extensive compliance research, Jay is an avid adventurist with interests in photography, NFTs, & Web3. Jay holds degrees in Philosophy and Comparative Literature from the University of Oregon.



Jasmine Barnett

Customer Success Representative

Jasmine Barnett currently works as a representative on WebJoint's Customer Success team. She helps onboard all new clients onto the WebJoint platform and handle support issues as they arise.

Jasmine joined the WebJoint team in 2022 as a former dispensary operator and General Manager from Medguys Delivery Service. Having previously ran a delivery operation herself, Jasmine brings to WebJoint a breadth of knowledge pertaining to the nuances of cannabis delivery, what software tools delivery operators need, and what it takes to succeed in such a competitive industry.

Aside from WebJoint, Jasmine has a long list of credentials: as she graduated from Everest University with a BA in Accounting and an Associates in Business Management from University of Georgia. In 2016, Jasmine along with her best friend started Project Jasmine Non-Profit Organization to help cancer patients and their families through different forms of fundraising, mainly fashion shows.

Jasmine is very passionate about helping others battling cancer because she is a Cancer Fighter/Survivor herself. Jasmine is happiest when she is spending time with her family in her hometown of Atlanta, GA.

Offering Summary

Company	Pyrotree Inc.
Corporate Address	6303 Owensmouth Avenue 10th Floor, Woodland Hills, CA 91367
Offering Minimum	$9,998.04
Offering Maximum	$4,097,864.70
Minimum Investment Amount (per investor)	$499.50

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	2,702
Maximum Number of Shares Offered	1,107,531
Price per Share	$3.70
Pre-Money Valuation	$44,377,026.70

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Previous Investors:

As you have previously invested in WebJoint, you are eligible for additional bonus shares. Previous investors will receive 25% bonus shares.

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 50% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 25% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 15% bonus shares.

Amount-Based:

$2500+ | Tier 1

Invest $2,500+ and receive WebJoint t-shirt + 5% bonus shares.

$5,000+ | Tier 2

Invest $5,000+ and receive a WebJoint t-shirt and hat + 25% bonus shares.

$10,000+ | Tier 3

Invest $10,000+ and receive a WebJoint t-shirt, hat, and windbreaker + 50% bonus shares.

$25,000+ | Tier 4

Invest $25,000+ and a WebJoint t-shirt, hat, windbreaker, and swag box + receive 75% bonus shares.

$50,000+ | Tier 5

Invest $50,000+ and receive a WebJoint t-shirt, hat, windbreaker, swag box, and a meeting with WebJoint Executives + 100% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Webjoint will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $3.70 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $370. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Previous Investors' Bonus in addition to the aforementioned bonus.

The Company will not incur any irregular use of proceeds.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow WebJoint to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

startengine

©2022 All Rights Reserved

About

Our Team
Equity Crowdfunding 101
Blog
StartEngine Careers
Portfolio Job Board

Companies

Get Funding
How It Works
Why StartEngine
Founder FAQ
Refer Founders
Partnerships

Investors

Start Investing
Investing 101
Investor FAQ
Earn 10% Bonus
Form CRS

Legal/Contact

Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

DATA BLITZ VIDEO

Link: https://vimeo.com/698417082/e063429ed4

Hilart: There are so many exciting metrics that we want to share with everyone here on the start engine page. Our marketing team said not to bore you with too many stats on our main video. They said if we wanted to share stats, we had to make it engaging. So here goes *The Data Blitz*.

Chris: In 2021, the global cannabis market was worth approximately $25.6 billion.

Hilart: By 2030 It's expected to reach $176 Billion at a compounding annual growth rate of 23.9%

Chris: In 2020, WebJoint processed $48.3m in transactions.

Hilart: In 2021, we processed $82.6m in transactions.

Chris: That represents a 71.0145% increase in transactions over the period of a single year!

Hilart: And those are predominantly California-based transactions.

Chris: As new states come online with cannabis delivery, we expect that number to continue to grow.

Chris: Since you last heard from us, we've processed over $83 million dollars in cannabis transactions.

Hilart: And it brings our total volume processed through our software to $244 million dollars.

Hilart: Since we last spoke, we've grown our revenue 74%. We're officially a multi-state operation, with clients in both California and Massachusetts.

Hilart: In 2020, 488,620 deliveries were processed through our platform

Chris: In 2021, 1,060,300 deliveries were processed through our platform.

Hilart: With a 116.9% increase in deliveries processed over a single year, we believe it's evident that delivery is becoming more popular.

Chris: Yup, according to California bill AB-1014, 54% of cannabis consumers have chosen delivery exclusively.

Hilart: Seeing data like this lets us know that consumer behavior has shifted heavily towards eCommerce and delivery post-pandemic.

Chris: And it's a good thing that our eCommerce solution converts at an average of 28%.

Hilart: It really is when you compare it to the national average of 2.63%

Chris: In addition to that statistic, our customer data continues to tell the story that delivery is the preferred method of purchasing cannabis.

Hilart: In 2020, there were approximately 421 thousand customers on our platform.

Chris: In 2021, that number grew by 132 thousand for a total of 553,000 registered customers.

Hilart: That's a 31% increase in our registered customer base over a single year!"?

Chris: So that about does it for our data blitz on market size, company performance and consumer behavior.

Hilart: We have plenty more awesome KPI's that we're going to be releasing as the campaign proceeds so stay tuned.

Chris: For those who have invested, thank for all of your continued support.

Hilart: And for those of you who haven't invested yet, we encourage you to review our campaign on StartEngine and we look forward to having you as part of the WebJoint family.

Hilart: Hm, that was fun. Right? Fun? Yes? Entertaining? Are you not entertained?

MAIN VIDEO

Hilart: Hi my name is Hilart Abrahamian, COO of WebJoint.

Chris: and I'm Christopher Dell'Olio, the CEO of WebJoint— and we created one of the world's leading cannabis delivery software.

Hilart: Our technology helps deliveries across the country operate efficiently and automate their compliance.

Chris: WebJoint provides delivery logistics, driver management, eCommerce and more.

Last year we raised almost $1m on StartEngine. Since then, we've taken that money and continued to innovate the cannabis delivery market.

- Of course, we were already one of the market leaders, but we believe we have taken our early lead and ran with it.

- Since we last spoke, we've grown our revenue by 74%. We're officially a multi-state operation, with clients in California, Massachusetts and Maine.

- We're prepositioned in 3 additional states, with the best partnerships that we can ask for.

- And we've even expanded our software offering, with two new apps in the App Store.

Shawn: Webjoint has allowed us to increase our efficiency. I think last time you guys were on-site you had helped us expand to 150 orders per day. Now that you've launched new features in the software, our efficiency is through the roof and we're at 300 order per day. Now, behind me you see our 20,000 sq. ft. facility, we really are going to take it to the next level. When you operate on software as efficient as WebJoint it's pretty easy to do.

Mariah: The WebJoint team has been absolutely incredible. They are more than a delivery software. They are our partners and being able to establish a successful, impactful cannabis business.

Luis: Working with WebJoint is like working with someone on your team. The team is amazing and they go above and beyond every time to make sure that our business is running smoothly.

Dave: If you're looking to scale, if you're looking to get to people quickly, if you're looking for organization, I don't think there's anybody but WebJoint that you want to go with.

If you're new to WebJoint or the cannabis industry in general, let us bring you up to speed.

- The legal cannabis market has existed for over 25 years, but cannabis delivery wasn't legal until about 5 years ago.

- Today, delivery is the fastest-growing retail channel with 54% of cannabis consumers in California choosing delivery exclusively.

- We have seen that consumer buying behaviors *in general*, are shifting towards eCommerce and delivery post-pandemic.

- States are literally changing their existing laws to permit cannabis delivery. We believe the business model is booming.

We spotted that opportunity from the beginning, when no one else really believed in it. We're one of the only software companies in the world that's been focused on building cannabis delivery software since its inception.

- With about 1/3 of the cannabis delivery market in California, our software is being used by some of the largest businesses in the state.

- We solve very specific problems for these businesses. We help them manage their inventory, track their drivers, geofence their delivery zones, and assign drivers to those zones.

- The goal for us is the same, it's expansion.

- We've already proved our software and business model in California. We even showed that we have what it takes to expand our business into a new state.

- But it doesn't end there.

- We're in a moment in which more and more states are accepting cannabis delivery as time goes on. This is happening right now, as we speak.

- We already have one of the best cannabis delivery software, for us the challenge is to just make sure we have the resources to keep up.

Our main focus for 2022 is our strategic partners.

- We've found ourselves in a place where other software companies are turning to us for help with delivery.

- Now that new states are legalizing delivery, the existing software companies in those states don't have the features that their clients need. They're partnering with us to make sure they can continue supporting their customer base.

- We've lined up 5 software companies, that need our help with managing the delivery side of their business.

- But of course, that doesn't mean anything if we can't integrate our software and if we can't do it now, while the iron's hot.

- We also plan to hire developers to execute on these partnerships. Once that's done, we believe customer acquisition and growth will be the easy part.

For those that have invested, thank you all for your continued support. And for those of you who haven't invested yet, we encourage you to review our campaign on StartEngine and we look forward to having you as part of the WebJoint family.

The D2C Issue Explained

Chris: I've personally experienced this with one of my favorite brands. I follow them on Instagram. I see them post a new image of a new product, a new flavor that I would love to try. I would spend hours looking for the product and I can't find it. Now that's the problem. Why can't I just go to the brand's website and place an order? It doesn't matter if I'm in San Francisco or LA, this is a statewide brand, but now I have to use a store locator, find the store, see what price it is. If they don't have it in stock, then I have to call the next store. Maybe one store has a better price than the other. And I'm going through all these hurdles just to find a product. That's the problem brands can't actually convert. They can't sell directly to the end consumer. We make that problem solved with a couple clicks of a button.

Hilart: WebJoint literally has the largest network of licensed cannabis delivery services in California and the world. So now we're actually able to leverage our network of delivery services in very unique ways. One of them being our direct-to-consumer platform.

Chris: This is essentially a marketplace that allows anybody without a license, without drivers, without cannabis inventory, to have a online marketplace where consumers can purchase cannabis.

Russell Daniels: WebJoint is single-handedly helping us increase our revenue just by tapping into their fulfillment network.

Michael Tanzer: WebJoint is helping CaliStripe and tons of brands across the state, sell directly to consumer. If they're not marketing to their consumers directly, then they're not in control of how their consumers see their brand. This allows them to not only engage their consumers but monetize them to sustain that effort.

Kika Keith: This direct-to-consumer model is, is the business. It's what us as entrepreneurs, as small business owners, it gives us an opportunity to spend our time where the money counts and that's in marketing and not in the logistics of how it's gonna get to the customer.

Sonia Luna: This technology allows the customer to contain that advertisement dollar because now they have a true platform that can reach out into multiple areas for their marketing needs without having to be trapped into one particular platform for advertisement.

Russell: With the direct-to-consumer solution, we could market our products the way we want to. There's no one else policing us. It's it's up to us entirely.

Chris: Setting up a retail business can take hundreds of thousands of dollars. If not more, just to set up one operation. If you have one operation, that's great. You might be in Los Angeles, but what about every other city in the state? So with our platform, it allows them to just link into that network that we already have. Currently, more than one-third of every operating Type-9 delivery license in California is on our platform, which gives them more than enough access to get this done.

Michael: Having our products available for the WebJoint network has been amazing. Now we're able to reach retailers throughout the state and make sure that we can sell direct to consumers in markets that wouldn't be possible like Lake Tahoe or San Luis Obispo. And it's been so effective that this is one of the tools that we'll be using with scaling nationwide.

Sonia Luna: One of the main reasons that WebJoint is a great investment in terms of a software solution, is that you're not just investing in one type of solution, which is delivery, retail, etc., licensing, but you're also investing in a company that has a software solution for bigger problems. Okay. Which is supply chain management.

Michael: In my opinion, WebJoint is the most cutting-edge technology in cannabis. And if you're not using this for your brand, believe it, your competitors are.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Filed in the Office of	Business Number E0186952015-7
Barbara K. Cegavske	Filing Number 20222338827
Secretary of State State Of Nevada	Filed On 5/20/2022 3:36:00 PM
	Number of Pages 27

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:

Name of entity as on file with the Nevada Secretary of State: PYROTREE INC.

Entity or Nevada Business Identification Number (NVID): NV20151236454

2. Restated or Amended and Restated Articles: (Select one)

(If amending and restating only, complete section 1,2 3, 5 and 6)

☒ Certificate to Accompany Restated Articles or Amended and Restated Articles

☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on:
The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

☒ Amended and Restated Articles

* Restated or Amended and Restated Articles must be included with this filing type.

3. Type of Amendment Filing Being Completed: (Select only one box)

(If amending, complete section 1, 3, 5 and 6.)

☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock)

The undersigned declare that they constitute at least two-thirds of the following:

(Check only one box) ☐ incorporators ☐ board of directors

The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued

☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: unanimous

☐ Officer's Statement (foreign qualified entities only) -

Name in home state, if using a modified name in Nevada:

Jurisdiction of formation:

Changes to takes the following effect:

☐ The entity name has been amended.
☐ The purpose of the entity has been amended.
☐ The authorized shares have been amended.
☐ Other: (specify changes)

☐ Dissolution
☐ Merger
☐ Conversion

* Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)

Date: ______ Time: ______

(must not be later than 90 days after the certificate is filed)

5. Information Being Changed: (Domestic corporations only)

Changes to takes the following effect:

- ☐ The entity name has been amended.
- ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)
- ☐ The purpose of the entity has been amended.
- ☒ The authorized shares have been amended.
- ☐ The directors, managers or general partners have been amended.
- ☐ IRS tax language has been added.
- ☐ Articles have been added.
- ☐ Articles have been deleted.
- ☐ Other.

The articles have been amended as follows: (provide article numbers, if available)

(attach additional page(s) if necessary)

6. Signature: (Required)

X [signature] — Signature of Officer or Authorized Signer — Title: CEO

X ______ — Signature of Officer or Authorized Signer — Title: ______

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

This form must be accompanied by appropriate fees.

AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

PYROTREE INC.

PYROTREE INC. (hereinafter the "Corporation"), a Nevada corporation organized and existing under and by virtue of the State of Nevada, does hereby certify that:

1. The original Articles of Incorporation of the Corporation was filed with the Secretary of State of the State of Nevada on April 15, 2015.

1. Amended and Restated Articles of Incorporation were filed with the Secretary of State of the State of Nevada September 8, 2017.

1. Amended and Restated Articles of Incorporation were filed with the Secretary of State of the State of Nevada November 21, 2017.

1. Amended and Restated Articles of Incorporation were filed with the Secretary of State of the State of Nevada March __ , 20121

1. This Amended and Restated Articles of Incorporation has been duly adopted in accordance with the provisions of the laws of the State of Nevada ("Nevada Law") by the Board of Directors and shareholders of the Corporation.

1. The Articles of Incorporation are hereby amended and restated to read as herein set forth in full:

ARTICLE I
NAME

The name of the Corporation shall be: PYROTREE INC

ARTICLE II
PERIOD OF DURATION

The Corporation shall exist in perpetuity, from and after the date of filing these Articles of Incorporation with the Secretary of State of the State of Nevada unless dissolved according to law.

ARTICLE III
PURPOSES AND POWERS

1. Purposes. Except as restricted by these Articles of Incorporation, the Corporation is organized for the purpose of transacting all lawful business for which corporations may be incorporated pursuant to the Nevada Business Corporation Act.

1. General Powers. Except as restricted by these Articles of Incorporation, the Corporation shall have and may exercise all powers and rights which a corporation may exercise legally pursuant to the Nevada Business Corporation Act.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Articles of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

- ## ARTICLE IVDEFINITIONS

As used in these Restated Articles (this "***Restated Articles***"), the following terms have the meanings set forth below:

"***Board***" means the Board of Directors of the Corporation.

"***Board Composition***" means that for so long as shares of Preferred Stock remain outstanding, the holders of record of the shares of Series A Preferred Stock exclusively and as a separate class, are entitled to elect one director of the Corporation (the "***Series A Director***"), the holders of record of the shares of Series B Preferred Stock exclusively and as a separate class, are entitled to elect one director of the Corporation (the "***Series A***

Director"); the holders of record of the shares of Common Stock, exclusively and as a separate class, will be entitled to elect four directors of the Corporation with one of those directors serving as Chairman of the Board. For administrative convenience, the initial Series B Director may also be appointed by the Board in connection with the approval of the initial issuance of Series B Preferred Stock without a separate action by the holders of a majority of Series B Preferred Stock.

"***Capitalization Change***" means any stock splits, stock dividends, combinations, recapitalizations or the like with respect to capital stock.

"***Chairman of the Board***" One director elected by the holders of record of the shares of Common Stock voting as a separate class who shall serve as a tiebreaker in case of a deadlock amongst the Directors.

"***Original Issue Price***" means $1.275 per share for Series A Preferred Stock.

"***Requisite Holders***" means unanimous consent of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

Any references in this Restated Articles to any number will be deemed to be appropriately adjusted for any Capitalization Changes.

- **ARTICLE VAUTHORIZED SHARES**

- **The total number of shares of all classes of stock that the Corporation has authority to issue is 20,600,000 consisting of (a) 16,00,000 shares of Common Stock of the Corporation ("*Class A Common Stock*") (b) 2,600,000 shares of Class B Common Stock of the Corporation, ("*Class B Common Stock*") and (c) 2,000,000 shares of Series A Preferred Stock of the Corporation, ("*Series A Preferred Stock*"). Each share of Common Stock shall have a par value of $0.0001. Each share of Preferred Stock shall have a par value of $0.0001. The Class A Common Stock and Class B Common Stock shall sometimes hereinafter be referred to collectively as the "*Common Stock.*" Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Articles, all shares of Preferred Stock which includes the Series A Preferred Stock may be referred to collectively as the "*Preferred Stock*".**

- A. COMMON STOCK

- The following rights, powers privileges, restrictions, qualifications, and limitations apply to Common Stock.

2.1. General. The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Restated Articles.

2.2. Voting. The voting rights of the holders of the Common Stock are subject to and qualified by the rights, limitations, and preferences as set forth herein. Except as otherwise expressly provided herein or as required by law, the holders of Class A Common Stock and Class B Common Stock will vote together and not as separate series or classes.

Class A Common Stock. The holders of Class A Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Articles) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote.

Class B Common Stock. Except as required by law, the Class C Common Stock will have no voting rights and no holder thereof shall be entitled to vote on any matter.

1. PREFERRED STOCK

The following rights, powers, privileges, restrictions, qualifications and limitations apply to Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed

Liquidation Event (as defined below), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of shares of Preferred Stock (on an as converted basis) and Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

Deemed Liquidation Events.

1. Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation not less than five days before the effective date of any such event:

   1.1. a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,; or

   1.2. the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

2. Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities will be determined in good faith by the Board.

3. **Voting.**

General. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Articles, holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled, notwithstanding any provision of this Restated Articles, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "*Bylaws*").

Election of Directors. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed with or without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the

outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

<u>Preferred Stock Protective Provisions</u>. At any time when Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Articles) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class (any such act or transaction entered into without such consent or vote shall be voidable at the option of the majority of the Requisite Holders):

1. alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

2. increase or decrease the authorized number of shares of any class or series of capital stock;

3. authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the Articles of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

4. redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement at no greater than original cost);

5. make any loan or advance to any person outside the normal course of business, including a corporate officer, director, employee and/or associate

6. increase or decrease the number of directors of the Corporation;

7. liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit

to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

8. guarantee any indebtedness or incurring indebtedness outside the normal course business, but in no event in excess of $250,000, or issue convertible debt or a SAFE agreement in excess of $250,000

9. increase the employee equity pool;

10. sell, transfer, pledge or encumber a significant portion of technology or intellectual property. This shall not include licenses, brand partnerships, or partial transfers granted in the ordinary course of business or in line with Company objectives; or

11. purchase or redeem or pay any dividend on any capital stock prior to the Preferred Stock.

1. **Conversion. The holders of Preferred Stock have the following conversion rights (the "*Conversion Rights*"):**

Right to Convert.

1. Conversion Ratio. Each share of Preferred Stock is converti ble, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Articles.

2. Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the

date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

Mechanics of Conversion.

1. Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock will surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such

certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Articles and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

2. Reservation of Shares. For the purpose of effecting the conversion of Preferred Stock, the Corporation will at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Articles. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3. Effect of Conversion. All shares of Preferred Stock that have been surrendered for conversion as provided in this Restated Articles will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conver sion Time, except only the right of the holders of such shares to receive shares of Common Stock in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends

declared but unpaid on such shares. Any shares of Preferred Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

4. No Further Adjustment. Upon any conversion of shares of Pre ferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on Common Stock delivered upon conversion.

Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "*Original Issue Date*" for such series of Preferred Stock) effects a subdivision of the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be decreased in proportion to the decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, if a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

- (a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price will be recomputed accordingly as of the close of business on such record date and there after such Conversion Price will be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment will be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property, then and in each such event the Corporation will make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities or in other property as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock, Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have

been converted immediately before such recapitalization, reclassification or change.

Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation will provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of Common Stock into which it was convertible before the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of such series of Preferred Stock immediately before the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation will make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

Adjustments for Diluting Issues.

1. Special Definitions. For purposes of this Section 3.9, the following definitions will apply:

"***Option***" means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

"***Convertible Securities***" mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

"***Additional Shares of Common Stock***" mean all shares of Common Stock issued (or, pursuant to Section 3.9.3, deemed to be issued) by the Corporation after the Original Issue Date for a series of Preferred Stock, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "***Exempted Securities***"):

shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 3.4, Section 3.5, Section 3.6, Section 3.7 or Section 3.8;

subject to the approval required by Section 2.3, shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; or

shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

1. **No Adjustment of Conversion Price. No adjustment in the Conversion Price of a series of Preferred Stock will be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment will be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.**

2. **Deemed Issue of Additional Shares of Common Stock.**

   2.1. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will issue any Options or Convertible Securities (excluding Options or Convertible Securities that are themselves Exempted Securities) or will fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, will be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date will have been fixed, as of the close of business on such record date.

If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) will have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price of such series of Preferred Stock in effect immediately before the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price of such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

If the terms of any Option or Convertible Security (excluding Options or Convertible Securities that are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4 (either because the consideration per share (determined pursuant to Section 3.9.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price of such series of Preferred Stock then in effect, or because such Option or Convertible Security was issued before the

Original Issue Date for such series of Preferred Stock), are revised after the Original Issue Date for such series of Preferred Stock as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 3.9.3(a) will be deemed to have been issued effective upon such increase or decrease becoming effective.

Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) that resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, the Conversion Price of such series of Preferred Stock will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 3.9.3 will be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments will be treated as provided in clauses (b) and (c) of this Section 3.9.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 3.9.3 at the time of such issuance or amendment will instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price of such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

1. **Adjustment of Conversion Price upon Issuance of Additional Shares of Common Stock. In the event the Corporation will at any time after the Original Issue Date for a series of Preferred Stock issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3.9.3), without consideration or for a consideration per share less than the Conversion Price of such series of Preferred Stock in effect immediately before such issue, then the Conversion Price of such series of Preferred Stock will be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:**

- $$CP2 = CP1^{*} (A + B) \div (A + C).$$
- For purposes of the foregoing formula, the following definitions will apply:

1.1. "***CP2***" means the Conversion Price of such series of Preferred Stock in effect immediately after such issue of Additional Shares of Common Stock;

1.1.1. "***CP1***" means the Conversion Price of such series of Preferred Stock in effect immediately before such issue of Additional Shares of Common Stock;

1.1.2. "***A***" means the number of shares of Common Stock outstanding immediately before such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately before such issue or upon conversion or exchange of Convertible Securities (including Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately before such issue);

1.1.3. "***B***" means the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

1.1.4. "***C***" means the number of such Additional Shares of Common Stock issued in such transaction.

1.1.5. Determination of Consideration. For purposes of this Section 3.9, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock will be computed as follows:

1.1.6. Cash and Property: Such consideration will:

insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

if Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 3.9.3, relating to Options and Convertible Securities, will be determined by dividing:

The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

1. **Multiple Closing Dates. In the event the Corporation will issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, then, upon the final such issuance, the Conversion Price of such series of Preferred Stock will be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).**

Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Articles and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933,

as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "*Mandatory Conversion Time*"), (i) Preferred Stock then outstanding must be paid an amount per share equal to the Purchase Price, then (ii) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

Procedural Requirements. The Corporation will notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.11. Unless otherwise provided in this Restated Articles, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock will surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and will thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, cer tificates surrendered for conversion will be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to Preferred Stock converted pursuant to Section 3. 11, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or before such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3. 12. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation will issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted shares of Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

1. Dividends. The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

2. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be auto matically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

3. Waiver. Any of the rights, powers, privileges and other terms of Series B Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Series B Preferred Stock by the affirmative written unanimous consent or unanimous vote of the Requisite Holders of Series B Preferred Stock.

4. Notice of Record Date. In the event:

- (a) the Corporation takes a record of the holders of Common Stock (or other capital stock or securities at the time issuable upon conversion of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

- 8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI

PREEMPTIVE RIGHTS

No stockholder has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII
RESIDENT AGENT

The name of the Corporation's resident agent and the street address in Clark County, Nevada for such resident agent where process may be served are INCORP SERVICES, INC.

The resident agent may be changed in the manner permitted by law.

- **ARTICLE VIII: STOCK REPURCHASES.**

- **In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock.**

- **ARTICLE IXBYLAW PROVISIONS**

- **A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Articles or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.**

- **B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Articles, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.**

- **C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.**

- **D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Nevada, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Nevada at such place or places as may be designated from time to time by the Board or in the Bylaws.**

- **ARTICLE XDIRECTOR LIABILITY**

A. LIMITATION. No director or officer shall be liable to the Corporation or any shareholder for damages for breach of fiduciary duty as a director or officer, except for any matter in respect of which such director or officer (a) shall be liable under Section 78.300 of the Nevada Business Corporation Act or any amendment thereto or successor provision thereto; or (b) shall have acted or failed to act in a manner involving intentional misconduct, fraud or a knowing violation of law. Neither the amendment nor repeal of this Article, nor the adoption of any provision in the Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring prior to such amendment, repeal or adoption of an inconsistent provision. This Article shall apply to the full extent now permitted by Nevada law or as may be permitted in the future by changes or enactments in Nevada law, including without limitation Section 78.300 and/or the Nevada Business Corporation Act.

B. INDEMNIFICATION. The Corporation is authorized to provide indemnification of its directors, officers, employees and agents; whether by bylaw, agreement, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification expressly permitted by Section 78.751 of the Nevada Business Corporation Act for breach of duty to the Corporation and its shareholders, subject only to the applicable limits upon such indemnification as set forth in the Nevada Business Corporation Act. Any repeal or modification of this Article X shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification."

- **C. MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article X will not adversely affect any right or**

protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

- ## ARTICLE XICORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

The Amended and Restated Articles were duly adopted by a majority of the shareholders of record and the Board of Directors on May 20, 2022.

IN WITNESS WHEREOF PYROTREE INC. has authorized this Amended and Restated Articles of Incorporation to be signed by CHRISTOPHER A DELL'OLIO, Secretary, as of this 20th day of May 2022.

/s/ Christopher Dell'olio ______ CHRISTOPHER A DELL'OLIO, President